1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 22, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F☒   Form 40-F☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes☐☐ No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit

Exhibit	Description

99.01	Press release on 2020/01/22: Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Fourth Quarter and Full Year of 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

 EXHIBIT 99.01

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results
for the Fourth Quarter and Full Year of 2019

TAIPEI, Taiwan, R.O.C. January 22, 2020 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the fourth quarter and full year of 2019. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Fourth Quarter 2019 Financial Highlights

-	Total revenue decreased by 0.5% to NT$55.23 billion.
-	Mobile communications revenue decreased by 2.4% to NT$24.46 billion.
-	Internet revenue decreased by 4.2% to NT$8.15 billion.
-	Domestic fixed communications revenue increased by 2.3% to NT$18.39 billion.
-	International fixed communications revenue decreased by 12.0% to NT$ 2.66 billion.
-	Total operating costs and expenses decreased by 0.6% to NT$45.20 billion.
-	Net income attributable to stockholders of the parent decreased by 7.3% to NT$7.80 billion.
-	Basic earnings per share (EPS) was NT$1.01.

Full Year 2019 Financial Highlights

-	Total revenue decreased by 3.7% to NT$207.52 billion
-	Mobile communications revenue decreased by 5.5 % to NT$ 95.47 billion
-	Internet revenue increased by 0.9% to NT$ 30.09 billion
-	Domestic fixed communications revenue decreased by 1.3 % to NT$ 65.73 billion
-	International fixed communications revenue decreased by 14.5 % to NT$ 11.49 billion
-	Total operating costs and expenses decreased by 3.0 % to NT$ 166.74 billion
-	Net income attributable to stockholders of the parent decreased by 7.6 % to NT$ 32.81 billion.
-	Basic EPS was NT$4.23

Mr. Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom, stated, "During the fourth quarter of 2019, we not only maintained our leading market position but also saw a slight uptick in market share in terms of both mobile revenue and subscriber number, which we believe a solid foundation for the upcoming 5G service development. Our fixed broadband ARPU also increased, where subscribers continued to migrate to higher-speed fiber services. Another driver of growth this quarter was in MOD business, where our highest-priced package of our free-to-choose-channel plans remained the most popular choice. ICT business revenue increased and back to growth trajectory as well due to recognition of some large projects and we see streaming revenue from ICT projects continued to grow."

"We believe we are well positioned to capture the growth opportunities of 2020. The first phase of the 5G spectrum auction was completed recently, and we plan to launch 5G services in the third quarter of 2020. In our fixed broadband business, we will maintain our strategy of migrating customers to higher speed services to capture incremental ARPU. In IPTV, we will continue to leverage popular sporting events, such as the upcoming Tokyo Olympic Games, to grow both subscriptions and revenue. Finally, in ICT, we remain committed to expanding our in-house developed services, which we believe will continue to grow as a healthy contributor to our consolidated revenue in 2020. Going forward, we remain focused on investing in our core businesses and on leveraging our competitive advantages to generate shareholder value." concluded Mr. Sheih.

Revenue

Chunghwa Telecom’s total revenues for the fourth quarter of 2019 decreased by 0.5% to NT$55.23 billion.

Mobile communications revenue for the fourth quarter of 2019 decreased by 2.4% to NT$24.46 billion. Due to increased market competition and VoIP substitution, mobile service revenue decreased year-over-year, and smart device sales decreased as well.

Internet business revenue for the fourth quarter of 2019 decreased by 4.2% year over year to NT$8.15 billion.

Domestic fixed revenue for the fourth quarter of 2019 increased by 2.3% year over year to NT$18.39 billion, mainly due to higher ICT project revenue. The local telephone service revenue decreased by 6.2% to NT$6.31 billion, primarily driven by the increased mobile and VoIP substitution. Broadband access revenue decreased by 1.4% to NT$4.51 billion.

International fixed communications revenue decreased by 12.0% to NT$2.66 billion.

Total revenue for the full year of 2019 decreased by 3.7 % year over year to NT$207.52 billion.

Operating Costs and Expenses

Total operating costs and expenses for the fourth quarter of 2019 decreased by 0.6% year over year to NT$45.20 billion, mainly due to the lower interconnection costs.

Total operating costs and expenses for 2019 decreased by 3.0 % year over year to NT$166.74 billion.

Operating Income and Net Income

Income from operations for the fourth quarter of 2019 decreased by 2.4% to NT$9.98 billion. The operating margin was 18.1%, as compared to 18.4% in the same period of 2018. Net income attributable to stockholders of the parent decreased by 7.3% to NT$7.80 billion. Basic earnings per share was NT$1.01.

Income from operations for 2019 decreased by 6.8 % to NT$ 40.70 billion. The operating margin was 19.6%, compared to 20.3% for 2018. Net income attributable to stockholders of the parent decreased by 7.6 % to NT$ 32.81 billion. Basic earnings per share was NT$4.23.

Cash Flow and EBITDA

Cash flow from operating activities for the fourth quarter of 2019 increased by 16.8% to NT$23.55 billion, which was mainly due to decrease of accounts receivable.

Cash and cash equivalents, as of December 31st, 2019, increased by 23.2% to NT$ 34.07 billion, as compared to that as of December 31st, 2018.

EBITDA for the fourth quarter of 2019 increased by 3.2% to NT$18.79 billion. EBITDA margin was 34.0%, as compared to 32.8% in the same period of 2018.

EBITDA for 2019 increased by 0.5 % to NT$ 75.87 billion, and EBITDA margin was 36.6%, compared to 35.0% for 2018.

Capital Expenditure (“Capex”)

Total Capex for the fourth quarter of 2019 decreased by 15.1% to NT$ 7.81 billion.

Business and Operational Highlights

Broadband/HiNet

The Company continued to execute its strategy of encouraging FTTx migration. As of December 31st, 2019, the number of FTTx subscribers reached 3.62 million, accounting for 82.2% of the Company’s total broadband users. Moreover, the number of subscribers signing up for speeds of 100Mbps or higher increased by 11.3% year over year, reaching 1.58 million.

HiNet broadband subscribers decreased by 1.6% year over year to 3.62 million as of December 31st, 2019.

Mobile

As of December 31st, 2019, Chunghwa Telecom had 10.65 million mobile subscribers, representing a 0.5% year-over-year increase.

Fixed line

As of December 31st, 2019, the Company maintained its leading position in the fixed-line market, with a total of 10.16 million subscribers.

(in NT$ billion)

	2019		2018		YoY%
	4Q	Jan.-Dec.	4Q	Jan.-Dec.	4Q	Jan.-Dec.
Revenue	55.23	207.52	55.49	215.48	-0.5	-3.7

Operating costs and expenses	45.20	166.74	45.46	171.95	-0.6	-3.0
Other income and expense (Note 1)	-0.05	-0.08	0.20	0.11	-127.5	-175.4
Income from Operations	9.98	40.70	10.23	43.64	-2.4	-6.8
Income before Income Tax	10.03	41.78	10.50	44.98	-4.5	-7.1
Net income attributable to stockholders of the parent	7.80	32.81	8.41	35.50	-7.3	-7.6
EBITDA	18.79	75.87	18.20	75.51	3.2	0.5
EPS(NT$)	1.01	4.23	1.08	4.58	-7.3	-7.6

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

2020 Guidance

For 2020, the Company expects total revenue to increase by 3.2~3.7%, to NT$214.10~NT$215.29 billion as compared to the un-audited consolidated total revenue of 2019. Operating costs and expenses are expected to increase by 5.3%~5.5%, to NT$175.51~NT$175.83 billion as compared to the prior year.  Income from operations is expected to decrease by 5.3%~1.1% to NT$38.54~NT$40.25 billion, year over year. Income before income tax and net income attributable to stockholders of the parent are expected to be NT$39.38~NT$41.28 billion and NT$30.91~NT$32.47 billion, respectively. Basic earnings per share is expected to be NT$3.99~NT$4.19. Acquisition of Material Assets in 2020 is expected to increase by NT$52.54 billion to NT$81.26 billion as compared to the prior year.

(NT$ billion except EPS)	2020(F)	2019 (un-audited)	change	YoY(%)
Revenue	214.10~215.29	207.52	6.58~7.77	3.2%~3.7%
Operating Costs and Expenses	175.51~175.83	166.74	8.77~9.09	5.3%~5.5%
Other Income and Expense	0.27~0.47	-0.08	0.35~0.55	427.7%~667.7%
Income from Operations	38.54~40.25	40.70	(2.16)~(0.45)	(5.3%)~(1.1%)
Non-operating Income	0.84~1.03	1.08	(0.24)~(0.05)	(22.5%)~(4.5%)

Income before Income Tax	39.38~41.28	41.78	(2.40)~(0.50)	(5.7%)~(1.2%)
Net Income Attributable to Stockholders of The Parent	30.91~32.47	32.81	(1.90)~(0.34)	(5.8%)~(1.1%)
EPS(NT$)	3.99~4.19	4.23	(0.24)~(0.04)	(5.8%)~(1.1%)
EBITDA	74.91~76.53	75.87	(0.96)~0.66	(1.3%)~0.9%
EBITDA Margin	35.0%~35.6%	36.6%	(1.6%)~(1.0%)
Acquisition of Material Assets	81.26	28.72	52.54	183.0%
Acquisition of Property, Plant and Equipment and Intangible Assets	80.66	24.53	56.13	228.8%
Investment accounted for using equity method	-	4.19	(4.19)	(100.0%)
Others	0.6	-	0.60	100.0%
Disposal of Material Assets	1.05	0.08	0.97	1,202.2%

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”.  EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

n	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
n	these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

n

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. In recent years, Chunghwa has been actively involved in corporate social responsibility and has won domestic and international awards and recognition. For more information, please visit our website at www.cht.com.tw

Contact:Angela Tsai

Phone:+886 2 2344 5488

Email: chtir@cht.com.tw